Press Release for "Early Warning Report"
Regarding DXI Energy Inc.

VANCOUVER, BRITISH COLUMBIA, MAY 6, 2019, - Robert L. Hodgkinson of #520, 999 Canada Place, Vancouver, British Columbia V6C 3E1 wishes to announce that Hodgkinson Equities Corp. ("HEC"), a 100% owned and controlled private company, today acquired ownership of 60,391,381 Common Shares (the each a "Common Share") of DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company") pursuant to a private placement offering. DXI is an upstream oil and natural gas exploration and production company with operations in Colorado, USA and the Peace River Arch Region of British Columbia. The Company’s head office is at the same address as Mr. Hodgkinson (above). Mr. Hodgkinson is a director and Non-Executive Chairman of the Company.

Description of the Transactions

At an Annual General and Special Meeting held on June 2, 2017, the Shareholders approved the conversion of $4,500,000 in secured debt owed by the Company to HEC into Common Shares at $0.077 per common share. At the recent Annual General and Special Meeting held on April 29, 2019 (the "AGSM"), minority or "disinterested" Shareholders approved an amendment to the price at which $2,500,000 of the total of $4,500,000 in loans owing to HEC are converted into Common Shares from $0.077 per Common Share to $0.06 per Common Share. As a result of this proposed amendment, 41,666,666 Common Shares, including an increment of 9,199,134 Common Shares for the difference in conversion price, were issued to HEC. The remaining $2,000,000 in secured debt will remain unchanged, and shall be converted, at the option of HEC, into 25,974,026 Common Shares at the existing conversion price of $0.077 per Common Share.

Additionally, minority or "disinterested" Shareholders at the AGSM, approved the conversion of an additional $1,000,000 loan from HEC to the Company into 16,666,667 Common Shares at $0.06 per Common Share. These Common Shares have also been issued to HEC.

Finally, an agreement between the Company and HEC to convert $123,483 in accrued interest owed by the Company to HEC at April 30, 2019 into 2,058,048 Common Shares at $0.06 per Common Share was also approved by "disinterested" Shareholders at the AGSM. This resulted in 2,058,048 Common Shares being issued to HEC.

The total number of Common Shares approved by disinterested Shareholders at the AGSM and issued by the Company to HEC in these transactions is 60,391,381. Of this number, 18,724,715 are subject to the standard four-month restriction from resale imposed by Canadian regulatory authorities. HEC relies on the securities for debt exemption pursuant to section 2.14 of National Instrument 45-106 – Prospectus Exemptions on the grounds that Mr. Hodgkinson’s acquisition of 60,391,381 Common Shares is a distribution of the Company’s own securities to settle the bona fide secured debt of $3,623,483 owed by the Company to HEC, inclusive of accrued interest.

Prior to the issuance of 60,391,381 Common Shares, Mr. Hodgkinson beneficially owned or controlled 20,409,574 Common Shares representing approximately 13.64% of the issued and outstanding Common Shares. Pursuant to the debt restructuring approved by disinterested Shareholders at the AGSM, Mr. Hodgkinson acquired beneficial ownership and control over an additional 60,391,381 Common Shares which resulted in Mr. Hodgkinson having beneficial ownership or control over an aggregate of 80,800,955 Common Shares, or approximately 38.35% of the issued and outstanding Common Shares, for an increase in common shareholding of 24.71%.

HEC also owns convertible debt in the amount of $2,000,000 which, if converted into Common Shares at the conversion price of $0.077 per Common Share, would result in the issuance of an additional 25,974,026 Common Shares. Assuming the exercise of this conversion feature but excluding issuance of Common Shares committed to others under existing share compensation or loan conversion agreements, HEC would own 45.12% of the partially diluted Common Shares.

This News Release is issued pursuant to National Instrument 62-103 – Early Warning System and Related Takeover Bids and Insider Reporting Issues of the Canadian Securities Administrators, which also requires an early warning report to be filed with the applicable securities regulators containing additional information with respect to the foregoing matters. See HEC’s early warning report for further information.

HEC’s existing securities were acquired for debt restructuring, conversion of accrued interest and investment purposes. HEC may, from time to time, on an individual or joint basis, acquire additional securities of the Company, dispose of some or all of the existing or additional securities held or to be held, or, may continue to hold the current position.

For more information, or to obtain a copy of the subject early warning report, please contact:

Robert L. Hodgkinson
Suite 520, 999 Canada Place
Vancouver, British Columbia
V6C 3E1

Telephone: (604) 638-5055